Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated September 1, 2023 in the Annual Report on Form 20-F, under the Securities Exchange Act of 1934, with respect to the consolidated balance sheets of ETAO International Co., Ltd., its subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein.

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing

San Mateo, California	WWC, P.C.
September 1, 2023	Certified Public Accountants
PCAOB ID: 1171